3333 Susan Street	T (714) 662-5600	emulex.com
Costa Mesa, CA 92626	F (714) 241-0792

April 5, 2012

VIA EDGAR

Katherine Wray

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Re:	Emulex Corporation (File No. 001-31353) —

Form 10-K for the Fiscal Year Ended July 3, 2011 Filed August 23, 2011

Form 8-K/A filed November 10, 2010

Dear Ms. Wray:

On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated March 23, 2012 relating to the above-referenced annual report and Form 8-K/A. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Form 10-K for the Fiscal Year Ended July 3, 2011

Item 11, Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on

October 18, 2011)

Fiscal 2011 Compensation

Cash Incentive Payments, page 31

1.	Comment: You disclose that the company uses non-GAAP net operating income, in addition to net revenue, as an objective performance measure for purposes of determining cash incentive payments under your executive incentive plan. You state further that your non-GAAP net operating income metric excludes “certain expenses.” Please briefly but specifically explain how you calculate this non-GAAP measure from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. In this regard, we note that the chart at the bottom of page 32 comparing actual performance against the targeted financial measures discloses that you had positive actual non-GAAP net operating income for each quarter during fiscal 2011, yet your Form 10-K reports operating losses of approximately $48.8 million for fiscal 2011. It appears it would be helpful for investors to understand the nature of the expenses you exclude in calculating the non-GAAP metric used to determine executive cash incentive awards.

Response: The following is a reconciliation between the Company’s actual operating loss disclosed in its fiscal 2011 Annual Report on Form 10-K and the actual non-GAAP operating income amounts disclosed in the Company’s fiscal 2011 Proxy Statement used to determine executive cash incentive awards:

(in thousands)
GAAP operating loss in fiscal 2011 Annual Report on Form 10-K	($48,811)
Items excluded from GAAP operating (loss) to calculate non-GAAP operating income included in press release filed with Form 8-K on August 11, 2011:
Stock-based compensation	39,260
Amortization of intangibles	42,461
Site closure related expenses	3,064
Additional cost on sell through of inventory stepped up in purchase accounting	292
Impairment of in-process research and development	6,000
Net charge associated with Broadcom’s unsolicited takeover proposal and related litigation costs	2,176

Subtotal Non-GAAP operating income included in press release filed with Form 8-K on August 11, 2011	$44,442

Additional reconciling items excluded from GAAP operating (loss) to calculate non-GAAP operating income to determine executive cash incentive awards:
Net charge associated with Broadcom’s patent litigation/anti-trust legal costs	10,967
Executive incentive plan compensation expense	7,048
Net acquisition related costs	1,479
Retention related expense	195
Workers compensation expense	137

Actual Non-GAAP net operating income in fiscal 2011 Proxy Statement	$64,268

As noted, in addition to the items excluded for purposes of calculating non-GAAP operating income in the Company’s Form 8-K reporting financial results for fiscal 2011, the Company excluded certain additional litigation costs, compensation expenses and acquisition costs to reach the non-GAAP net operating income amounts used for purposes of calculating executive cash incentive awards. In future Proxy Statement filings, the Company will include disclosures of all items of income or expense excluded in calculating any non-GAAP metric used to determine executive cash incentive awards.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

2.	Comment: We note from disclosure on page 17 that you have engaged in joint development projects with customers, affiliated companies and third parties. Please describe these projects in further detail including the nature and purpose of these arrangements as well as the rights and obligations under these arrangements. Additionally, please explain how you account for these projects including your revenue recognition policy, if applicable.

Response: The Company’s main products enable servers to efficiently connect to local area networks (LANs), Storage Area Networks (SANs), and Network Attached Storage (NAS) by offloading data communication processing tasks from the server as information is delivered and sent back to the network or are a variety of integrated, embedded storage networking products for enterprise storage systems that deliver improved performance, reliability, and storage connectivity. Accordingly, the Company’s products are generally a small part of the system sold by its customers (typically original equipment manufacturers [OEMs]), and in order to develop new or next generation products, the Company has to work with its customers to determine the features, functionalities, specifications, and development timing for these products. In connection with these efforts, the Company may enter into agreements that outline the general deliverables and related timeline for the product being developed. As the project proceeds, changes to the deliverables may be suggested by either party and then implemented based on mutual agreement. Each party is typically responsible for its own development activities, resources, and related costs, and retains the legal rights to any intellectual property developed during the process. No separate legal entity is created for these arrangements and employees from both companies generally do not work alongside each other in a particular location. There are generally no obligations for either party other than to work together on a best efforts basis to design and develop the product, and the only participants in the arrangements are the Company and the customer or potential customer (no third parties are involved). If the design and development efforts are successful, and there is a market for the product, the OEM will then typically commence with the placement of production orders for the product, although they are not obligated to do so.

Further, the Company is not entitled to reimbursement for its costs incurred under these arrangements and accordingly, accounts for costs incurred to develop such products as research and development costs which are expensed as incurred in accordance with ASC 730, “Research and Development.” In the infrequent situation where payments are made by the Company to an existing customer to fund a portion of the customer’s research and development efforts under these arrangements, such payments are accounted for following the guidance in ASC 605-50, “Customer Payments and Incentives,” and are generally recorded as a reduction to revenue. There were no outstanding commitments as of July 3, 2011 under the Company’s joint development arrangements.

The Company believes these activities may be more appropriately described as product development alignment activities with the Company’s customers or potential customers, rather than joint development agreements, and plans to incorporate this disclosure into an existing risk factor with the caption, “We may experience delays in our product development cycle and the introduction of new products,” (this risk factor can be found further up on page 88 of the Company’s fiscal 2011 Annual Report on Form 10-K) in its future Form 10-Q and Annual Report on Form 10-K filings.

In addition to the third-party activities discussed above, certain US subsidiary companies have entered into various agreements with certain foreign subsidiary companies to either: (A) reimburse costs related to research and development expenses under a qualified cost sharing arrangement in accordance with Internal Revenue Service Temporary Treasury Regulation Section 1.482-7T(b) and 1.482-7T(m); or (B) contract for research and development services performed by such foreign subsidiaries. As the effect of these intercompany transactions have been fully eliminated in the consolidated financial statements, the Company believes that no additional disclosures with respect to these intercompany arrangements are required in its Form 10-Q and Annual Report on Form 10-K filings.

Note 1. Summary of Significant Accounting Policies

Business and Credit Concentration, page 63

3.	Comment: We note your disclosure on page 88 that 70% of your fiscal 2011 revenues were derived from customers in foreign geographic regions, but it does not appear that you have disclosed corresponding credit concentrations in such regions. Please tell us what consideration was given to disclosing significant concentrations of accounts receivable from counterparties or groups of counterparties by geographic region. Please refer to ASC 825-10-50-20 and 21(a).

Response: On page 88, the Company disclosed the concentration of revenues by country within each of the foreign geographic regions that exceeded 10 percent of net revenues based on bill-to location as follows:

2011
Singapore	27%
China	10%

The concentration of credit risk of all financial instruments (namely, accounts receivable) arising from an individual counter party or groups of counterparties within each of these specified countries were less than 10 percent as of the end of fiscal 2011 and thus, such accounts receivable amounts were not considered a concentration of credit risk and therefore, not disclosed as of the end of fiscal 2011. Since the majority of the Company’s revenues are derived from large multinational OEM customers, the Company believes that the most meaningful disclosure related to concentration of credit risk is by customer. Therefore, the Company disclosed the concentration of credit risk from two individual counter parties in the form of accounts receivable balances accounting for greater than 10 percent of the Company’s accounts receivable, and disclosed their accounts receivable balances as a percentage of the Company’s accounts receivable further down on page 88 as follows:

2011
Hewlett-Packard	17%
IBM	30%

Furthermore, on page 33 of the Company’s Form 10-Q for the period ended January 1, 2012, the Company included the following additional disclosure under the caption, “Liquidity and Capital Resources,” to address the recent European sovereign debt crisis:

“Our accounts receivable are concentrated primary with large multinational OEM customers and denominated in U.S. dollars. As of January 1, 2012, approximately 10% of our accounts receivable are related to customers with a European billing address. However, we do not believe that the ongoing European Sovereign debt crisis will materially impact the collectability of our accounts receivable or adversely affect our financial position or liquidity.”

Note 13. Income Taxes, page 84

4.	Comment: We note the impact your international operations had on your effective tax rate in your rate reconciliation, including the effect of the technology platform contribution in fiscal 2011. Please provide us with more detail regarding the technology platform contribution that resulted in an increase in U.S. income tax, as well as a breakdown of the components in the tax rate differential on foreign loses (earnings) line item for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

Response: In addition to providing local customer service and support to customers outside of the US, Emulex International Limited (including its foreign disregarded entities), an Isle of Man subsidiary (EIM), licenses certain intellectual property and technology from Emulex Corporation. In connection with the Company’s acquisition of ServerEngines on August 25, 2010, EIM entered into a platform contribution transaction to license the recently acquired ServerEngines technology in exchange for a payment of approximately $111.5 million, which contributed to the significant EIM pre-tax loss in fiscal 2011, and for which there was no tax benefit recognized due to the zero tax rate in the Isle of Man. The license resulted in corresponding pre-tax income in the US, contributing approximately $36.7 million of incremental US income tax expense specific to this license. Under the terms of the license, EIM received a non-exclusive, non-perpetual license to utilize the ServerEngines technology in the design, development, manufacture, marketing, distribution, sale and license of products outside the United States through July 3, 2016. The following tables provide a breakdown by jurisdiction of the disclosed tax rate differential on foreign losses (earnings) for each of fiscal years 2011, 2010, and 2009:

Year Ended July 3, 2011 Jurisdiction	Local Income	Local Tax Rate	Local Taxes	Local Income x US Tax Rate	Difference Between US Taxes and Local Taxes	Foreign Return to Provision Adjustment	Revised Diff Between US Taxes and Local Taxes
	(In thousands)
United States	$36,254	35.0%	$12,689	$12,689	$—	$—	$—
Ireland	24,593	12.5%	3,074	8,608	(5,534)	—	(5,534)
Luxembourg	2,089	28.7%	599	731	(132)	—	(132)
India	1,013	8.3%	84	354	(270)	—	(270)
United Kingdom	602	27.5%	166	211	(45)	—	(45)
Germany	60	32.9%	20	21	(1)	—	(1)
Isle of Man	(123,458)	0.0%	—	(43,210)	43,210	—	43,210

Total	$(58,847)		$16,632	$(20,596)	$37,228	$—	$37,228

Year Ended June 27, 2010 Jurisdiction	Local Income	Local Tax Rate	Local Taxes	Local Income x US Tax Rate	Difference Between US Taxes and Local Taxes	Foreign Return to Provision Adjustment	Revised Diff Between US Taxes and Local Taxes
	(In thousands)
United States	$(18,177)	35.0%	$(6,362)	$(6,362)	$—	$—	$—
Ireland	20,020	12.5%	2,503	7,007	(4,504)	4	(4,500)
Luxembourg	2,683	30.2%	811	939	(128)	—	(128)
India	482	0.0%	—	169	(169)	230	61
United Kingdom	1,141	28.0%	319	399	(80)	125	45
Germany	125	26.3%	33	44	(11)	—	(11)
Isle of Man	68	0.0%	—	24	(24)	—	(24)

Total	$6,342		$(2,696)	$2,220	$(4,916)	$359	$(4,557)

Year Ended June 28, 2009 Jurisdiction	Local Income	Local Tax Rate	Local Taxes	Local Income x US Tax Rate	Difference Between US Taxes and Local Taxes	Foreign Return to Provision Adjustment	Revised Diff Between US Taxes and Local Taxes
	(In thousands)
United States	$13,941	35.0%	$4,879	$4,879	$—	$—	$—
Ireland	9,345	12.5%	1,168	3,271	(2,103)	—	(2,103)
Luxembourg	2,082	29.9%	623	729	(106)	—	(106)
India	690	0.0%	—	242	(242)	—	(242)
United Kingdom	645	28.0%	181	226	(45)	52	7
Germany	60	33.0%	20	21	(1)	—	(1)
Isle of Man	(21,157)	0.0%	—	(7,405)	7,405	—	7,405

Total	$5,606		$6,871	$1,963	$4,908	$52	$4,960

Per Rule 4-08(h)(2) of Regulation S-X, “If no individual reconciling item amounts to more than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate, and the total difference to be reconciled is less than five percent of such computed amount, no reconciliation need be provided unless it would be significant in appraising the trend of earnings. Reconciling items that are individually less than five percent of the computed amount may be aggregated in the reconciliation. The reconciliation may be presented in percentages rather than in dollar amounts.” With the exception of India (which by itself is less than five percent of the computed difference), the income and impact on the tax rate from all other foreign jurisdictions roll-up to a single legal entity, EIM, for US federal income tax reporting purposes. The Company has treated the tax rate differential on foreign losses (earnings) as a single separate component on the rate reconciliation. The Company believes this satisfies the requirements of Rule 4-08(h)(2) of Regulation S-X and that the differences for individual differences for each foreign taxing jurisdiction do not require separate reconciling components under this rule. However, given the significance of this specific reconciling item in fiscal 2011, the Company did include additional disclosures, in both the paragraph immediately preceding and the sentence immediately following the rate reconciliation table, to highlight the platform contribution transaction between the Company’s US and international subsidiaries, as well as the resulting incremental tax expense that contributed to the tax rate differential in fiscal 2011.

5.	Comment: We note your disclosure on page 86 that you have not provided for U.S. income taxes or foreign withholding taxes on the earnings of foreign subsidiaries because you intend to reinvest these amounts indefinitely in operations outside the United States and that there is no cumulative amount of undistributed earnings in your foreign subsidiaries. Please clarify whether any of your international subsidiaries individually has any undistributed earnings and if so, what consideration was given to the disclosure requirements under ASC 740-30-50-2c.

Response: The Company has the following three foreign subsidiaries:

•	Emulex International Limited (including its foreign disregarded entities), an Isle of Man corporation

•	Emulex Communications Private Limited, an India corporation and subsidiary of Emulex International Limited

•	Emulex Networking Technology Limited, an India corporation that was merged into Emulex Communications Private Limited under India law with an effective date of April 1, 2011

These foreign entities had the following undistributed earnings (deficit) as of July 3, 2011:

Undistributed Earnings / (Deficit)
(In thousands)
Emulex International Limited (EIM)	$(92,025)
Emulex Communications Private Limited (EBI)	794
Emulex Networking Technology Private Limited (EHI)	638

EBI is a wholly owned subsidiary of EIM, and EHI was merged into EBI under India law with an effective date of April 1, 2011. Since any undistributed earnings of EBI (and EHI post-merger) will flow through EIM and offset the EIM deficit, the Company did not have any cumulative undistributed earnings in its foreign subsidiaries as of July 3, 2011.

Note 14. Revenue by Product Families, Geographic Area and Significant Customers, page 87

6.	Comment: We note your disclosure on page 26 that you have several offices in foreign countries including engineering and development facilities located in India. We further note your disclosure on page 32 that have you entered into transfer pricing transactions involving the contribution of technology between domestic and international subsidiaries. Please tell us what consideration was given to disclosing long-lived assets located in foreign countries pursuant to the guidance of ASC 280-10-50-41(b), including any technology contributed to international subsidiaries that is legally owned by such subsidiaries.

Response: Per ASC 280-10-50-41(b), “Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the public entity’s country of domicile and located in all foreign countries in total in which the public entity holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.” The Company analyzed its long-lived assets located in its foreign locations, and as its total amount approximated one percent of total consolidated long-lived assets as of July 3, 2011, the amounts were not deemed material and, as a result, this disclosure was not considered necessary. Specific to the technology contribution to EIM, the underlying intellectual property and technology is licensed to EIM, but the underlying assets are still owned by a corporation organized and resident in the US and are not owned by EIM in the Isle of Man.

Form 8-K/A Filed November 10, 2010

Exhibit 99.2

Server Engines Corporation

Consolidated Financial Statements

7.	Comment: We note that you filed audited financial statements solely for the most recent fiscal year of ServerEngines. Please explain in reasonable detail how you reached the conclusion that only one year of audited financial statements was required pursuant Rule 3-05 of Regulation S-X. As part of your response, please provide us with an analysis of how you assessed the significance of the ServerEngines acquisition based on each of the tests described in Rule 1-02(w) of Regulation S-X.

Response: Per Rule 3-05(b)(3) of Regulation S-X, “The determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition….” Emulex’s most recently filed annual financial statements prior to its acquisition of ServerEngines were for its fiscal year ended June 28, 2009 that were filed on August

24, 2009 and thus, the Company used its fiscal 2009 annual financial statements to perform this analysis.

Per Rule 1-02(w) of Regulation S-X, “The term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated) [Investments Test]; or

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year [Total Assets Test]; or

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year [Income Test]….”

The following is the significant subsidiary testing applied to the Company’s acquisition of ServerEngines:

Investments Test ($000’s)
Investments in ServerEngines	$136,479
÷ Emulex Total Assets – FYE June 28, 2009	$641,843

= Investments Percentage	21%

Total Assets Test ($000’s)
Total ServerEngines Assets – FYE December 31, 2009	$12,514
÷ Emulex Total Assets – FYE June 28, 2009	$641,843

= Total Assets Percentage	2%

Income Test ($000’s)
ServerEngines Income From Continuing Operations Before Taxes, Extraordinary Items and Cumulative Effect Of A Change In Accounting Principle – FYE December 31, 2009	($19,701)
÷ Emulex Income From Continuing Operations Before Taxes, Extraordinary Items and Cumulative Effect Of A Change In Accounting Principle – FYE June 28, 2009	$66,866 (a)

= Income Percentage (Absolute)	29%

(a)	Per Rule 1-02(w)(3)Computational note 2 of Regulation S-X, “If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.” Since Emulex’s fiscal year ended June 28, 2009 income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle was more than 10% lower than its five year average (fiscal 2005 – 2009), the Company used its five year average for the Income Test, computed as follows:

(in thousands)
Fiscal 2009	$5,606
Fiscal 2008	77,917
Fiscal 2007	59,083
Fiscal 2006	79,915
Fiscal 2005	111,810

5 Year Total	$334,331
Divided By 5	5

5 Year Average Income	$66,866

Per Rule 3-05(b)(2)(ii) of Regulation S-X, “If any of the conditions exceeds 20 percent, but none exceed 40 percent, financial statements shall be furnished for at least the most recent fiscal year and any interim periods….” Since at least one of the conditions exceeded 20 percent, but none of the conditions exceeded 40 percent, the Company included one year of ServerEngines’ audited financial statements and the unaudited interim period in the Form 8-K/A filing.

Exhibit 99.3

Note 3. Pro Forma Adjustments, page 5

8.

Comment: We note that adjustment C, as described on page 6, eliminates the impact of employment-based contingent consideration recorded as stock-based compensation subsequent to the acquisition of ServerEngines. Please tell us how this adjustment complies with each of the criteria in Rule 11-02(b)(6) of Regulation S-X. As part of your response, specifically address how you determined that these charges are considered non-recurring when the service period for the contingent consideration appears to be greater than 12 months after the acquisition (i.e. 16 months) based on your disclosure on page 7 of your Form 10-Q for the quarterly period ended September 26, 2010.

Response: Per Rule 11-02(b)(6), “Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable….” Although the stock-based compensation expense related to the contingent consideration is being recognized over the earn-out periods (the first milestone was recognized over a four month period and the second milestone is being recognized over a 22 month period [due to a change to the earn-out period during fiscal 2012]), the contingent consideration shares were a one-time grant that was part of the total purchase price of ServerEngines, and were not intended to be compensation for the owners that would be deemed to have a continuing impact to the Company. These were not the Company’s typical, recurring, annual stock awards, nor were they employee retention stock awards that were granted at the discretion of the Company. Therefore, the Company believes such employment-based contingent consideration did not meet the criterions outlined in Rule 11-02(b)(6).

Further, the Company would like to highlight the fact that the acquisition of ServerEngines has been included in the consolidated statements of operations of the Company since the acquisition date of August 25, 2010. Accordingly, this stock-based compensation expense has been included in the Company’s audited financial statements for approximately 10 of the 12 months of fiscal 2011 and for the six months ended January 1, 2012. Thus, the majority of this charge has been included in the Company’s historical financial statements and discussed in the respective sections of management’s discussion and analysis in the Company’s periodic filings covering these periods.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 885-3695 if you have any further comments or questions regarding this response.

Very truly yours,

Emulex Corporation

By:	/S/ MICHAEL J. ROCKENBACH
Michael J. Rockenbach,
Executive Vice President and Chief Financial Officer